

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)



Ref : BC/GH/CPP/10/007

BY AIRMAIL

25th January, 2010

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 25th January, 2010 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Announcement regarding the Poll Results of the Special General Meeting held on 25th January, 2010

Date : 25th January, 2010

Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

POLL RESULTS OF THE SPECIAL GENERAL MEETING HELD ON 25 JANUARY 2010

The Board is pleased to announce that the ordinary resolutions set out as Resolutions 1, 2 and 3 and special resolutions set out as Resolutions 4 and 5 in the notice of SGM were duly approved and passed by way of poll at the SGM held on 25 January 2010.

Reference is made to the circular of C.P. POKPHAND CO. LTD. (the "Company") dated 31 December 2009 (the "Circular") in relation to, among other things, the Acquisition and the Continuing Connected Transactions. Unless the context otherwise requires, capitalized terms used herein shall have the same meanings as those defined in the Circular.

The Board is pleased to announce that the ordinary resolutions set out as Resolutions 1, 2 and 3 and special resolutions set out as Resolutions 4 and 5 in the notice of SGM were duly approved and passed by way of poll at the SGM held on 25 January 2010.

As at the date of the SGM, a total of 2,889,730,786 CPP Shares were in issue. As disclosed in the Circular, the Chearavanont Shareholders and their respective associates, who collectively are interested in 1,486,108,445 CPP Shares (representing approximately 51.43% of the total issued share capital of the Company as at the date of the SGM), were required to and had abstained from voting on the resolutions set out as Resolutions 1, 2 and 3 in the notice of SGM with respect to the Acquisition (including the Transitional Arrangements) and the Continuing Connected Transactions. The total number of CPP Shares entitling the Independent Shareholders to attend and vote for or against the resolutions set out as Resolutions 1, 2 and 3 in the notice of SGM was 1,403,622,341 CPP Shares (representing approximately 48.57% of the total issued share capital of the Company as at the date of the SGM). As regards resolutions set out as Resolutions 4 and 5 in the notice of SGM, no Shareholder is required to abstain from voting on the same and accordingly, the total number of CPP Shares entitling the Shareholders to attend and vote for or against the resolutions set out as Resolutions 4 and 5 in the notice of SGM was 2,889,730,786 CPP Shares. There was no CPP Share entitling the Shareholders to attend and vote only against all of the resolutions at the SGM.

Computershare Hong Kong Investor Services Limited, the branch share registrar of the Company, was appointed as the scrutineer for the purpose of the poll voting at the SGM.

The poll results in respect of the ordinary and special resolutions at the SGM are set out as follows:

Ordinary resolutions	**Number of votes (%)**		**Total number of votes**
	For	**Against**	
(1) To approve the Acquisition Agreement, the issue of the Consideration Shares and the Convertible Preference Shares.	537,827,144 (100%)	0 (0%)	537,827,144
(2) To grant a specific mandate for the allotment and issue of the Consideration Shares, the Convertible Preference Shares and the CPS Conversion Shares.	537,827,144 (100%)	0 (0%)	537,827,144
(3) To approve the Master CPP Supply Agreement, the Master CPP Purchase Agreement and the Master Business Carve-Out Agreement and the related annual caps.	537,827,144 (100%)	0 (0%)	537,827,144
Special resolutions	**Number of votes (%)**		**Total number of votes**
	For	**Against**	
(4) To approve the increase in the authorised share capital of the Company.	2,023,935,589 (100%)	0 (0%)	2,023,935,589
(5) To approve the amendments of the Bye-Laws of the Company.	2,023,935,589 (100%)	0 (0%)	2,023,935,589

As more than 50% of the votes were cast in favour of each of the ordinary resolutions set out as Resolutions 1, 2 and 3 and not less than 75% of the votes were cast in favour of the special resolutions set out as Resolutions 4 and 5 in the notice of SGM, all of the resolutions set out above were duly approved and passed.

On behalf of the Board
Pang Siu Chik
Director

Hong Kong, 25 January 2010

As at the date of this announcement, the Board comprises twelve executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Robert Ping-Hsien Ho, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Benjamin Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont and Mr. Pang Siu Chik and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.